[redacted]

06050091

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 05 2006
WASH, D.C.
213

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-48402

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/05 (MM/DD/YY) AND ENDING 06/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Illington Capital, Inc., formerly known as Proactive Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3401 Technology Drive, Suite 200
(No. and Street)

Lake St. Louis	MO	63367
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Unterreiner — (636) 561-0100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen Fund Audit Services, Ltd.
(Name – *if individual, state last, first, middle name*)

800 Westpoint Pkwy., Suite 1100	Westlake	OH	44145
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 29 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey J. Unterreiner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Illington Capital, Inc., formerly known as Proactive Financial Services, Inc., as of June 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

V.P., CFO

Title

Notary Public

Notary Public Notary Seal State of Missouri

STEPHANIE TURNBEAUGH
St. Charles County
My Commission Expires
February 22, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ILLINGTON CAPITAL, INC.
formerly known as
PROACTIVE FINANCIAL SERVICES, INC.

JUNE 30, 2006

TABLE OF CONTENTS

Cohen Fund Audit Services

Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524

www.cohenfund.com

440.835.8500
440.835.1093 *fax*

SHAREHOLDER
ILLINGTON CAPITAL, INC., formerly known as
PROACTIVE FINANCIAL SERVICES, INC.

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Illington Capital, Inc., formerly known as *PROACTIVE* Financial Services, Inc. as of June 30, 2006, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Illington Capital, Inc., formerly known as *PROACTIVE* Financial Services, Inc. as of June 30, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cohen Fund Audit Services, Ltd.

August 21, 2006
Westlake, Ohio

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2006

ASSETS

CASH AND CASH EQUIVALENTS	$ 39,932
COMMISSIONS RECEIVABLE	8,905
DUE FROM THE ILLINGTON FUNDS	4,511
SECURITIES OWNED: MARKETABLE, AT MARKET VALUE	7,223
PREPAID EXPENSES	8,151
DEFERRED FEDERAL INCOME TAX	2,761
	$ 71,483

LIABILITIES

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 26,395

SHAREHOLDER'S EQUITY

COMMON STOCK; $1 par value 30,000 shares authorized 29,000 shares issued and outstanding	29,000
ADDITIONAL PAID-IN CAPITAL	85,000
DEFICIT	(68,912)
	45,088
	$ 71,483

The accompanying notes are an integral part of these financial statements.

STATEMENT OF INCOME

YEAR ENDED JUNE 30, 2006

REVENUE	
Commissions and fees	$ 160,893
Investment banking	1,255,629
Trading gains	17,883
Interest and dividends	678
Other	19,841
	1,454,924
EXPENSES	
Commissions, compensation, and benefits	1,178,717
Reimbursements to Illington Fund Management, LLC	183,458
Mutual fund administration	31,330
Professional fees	11,185
Other	20,437
	1,425,127
INCOME BEFORE INCOME TAXES	29,797
PROVISION FOR INCOME TAXES - DEFERRED	4,425
NET INCOME	$ 25,372

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED JUNE 30, 2006

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	DEFICIT	TOTAL
BALANCE – JULY 1, 2005	$ 29,000	$ 85,000	$ (44,754)	$ 69,246
NET INCOME			25,372	25,372
DIVIDENDS			(49,530)	(49,530)
BALANCE – JUNE 30, 2006	$ 29,000	$ 85,000	$ (68,912)	$ 45,088

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2006

CASH FLOW USED IN OPERATING ACTIVITIES	
Net income	$ 25,372
Adjustments to reconcile net income to net cash provided from operating activities	
Deferred income taxes	4,425
Realized gain on securities	(16,980)
Increase (decrease) in cash resulting from changes in operating assets and liabilities	
Commissions receivable	2,541
Due from *PROACTIVE* Asset Allocation Funds	9,474
Due from The Illington Fund	(4,511)
Securities owned	(903)
Prepaid expenses	3,276
Commissions payable	(12,016)
Accounts payable and accrued expenses	(16,350)
Net cash used in operating activities	(5,672)
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	45,604
CASH AND CASH EQUIVALENTS – END OF YEAR	$ 39,932
NONCASH INVESTING AND FINANCING ACTIVITY	
Noncash dividend of securities to shareholder	$ 49,530

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

Illington Capital, Inc., (the Company) formerly known as *PROACTIVE* Financial Services, Inc. (PROACTIVE) and a wholly-owned subsidiary of Illington Fund Management, LLC (IFM), is an investment advisor and securities broker-dealer registered with the Securities and Exchange Commission (SEC). On or about December 1, 2005, the Company terminated its investment advisor registration. In addition, the Company, which was incorporated on October 19, 1994, in the State of Missouri, is a member of the National Association of Securities Dealers, Inc. (NASD).

During October 2005, pursuant to an agreement entered into between *PROACTIVE*'S sole shareholder and IFM, 100% of the stock of *PROACTIVE* was acquired by IFM. The name was subsequently changed to Illington Capital, Inc.

The Company has entered into a fully disclosed clearing agreement with a carrying broker, which is responsible for complying with all regulatory requirements related to carrying customers' accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

At times during the year, the Company's cash accounts exceeded the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Included in cash and cash equivalents is $10,000 of segregated and restricted cash on deposit with its clearing broker pursuant to the Company's clearing agreement.

Receivables and Credit Policies

Commissions receivable are uncollateralized obligations due under normal trade terms requiring payments within 30 days. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old.

Commissions receivable are stated at the amount billed. Payments of commissions receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of commissions receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all commissions receivable balances that exceed 90 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining commissions receivable based on historical collectibility. In the opinion of management, at June 30, 2006, all commissions were considered collectible and no allowance was necessary. There are no receivables older than 90 days at June 30, 2006.

NOTES TO THE FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Banking

Investment banking revenue is recorded when received upon the close of the related transaction.

3. RELATED PARTIES

The Company receives office space rent free from *PROACTIVE* Money Management, Inc. which is a subsidiary of Securities Research Associates, Inc. The former president of PROACTIVE is a shareholder of Securities Research Associates, Inc. In return for the rent-free office space, *PROACTIVE* Money Management, Inc. receives administrative services from some of the Company's employees. The Company has an agreement that can be terminated by either party upon 30 days written notice, to solicit clients for *PROACTIVE* Money Management, Inc.

NOTES TO THE FINANCIAL STATEMENTS

3. RELATED PARTIES (Continued)

The Illington Funds (the Fund), formerly PROACTIVE Asset Allocation Funds, was formed in 1996, and is registered under the Investment Company Act of 1940 as a nondiversified open-end management investment company. The president of the Company is the president of the Fund.

The Company provides the Fund with distribution services. For such services, the Company receives a fee based upon the average daily value of the Fund's net assets at the following annual rates: 0.75% for 12(b)(1) distribution fees and 0.25% for service fees. For the twelve months ended June 30, 2006, these fees totaled $51,085.

On December 31, 2003, the Company, for a period of one-year, renewable annually, agreed to assume responsibility for paying all expenses of the Fund (other than the advisory fee and a 1% distribution fee) in consideration for receiving a "universal services fee" equal to 0.65% of average net assets. This agreement was terminated on October 24, 2005. For the period July 1, 2005, through October 24, 2005, the Fund expenses exceeded the universal service fee by $13,430.

Through October 24, 2005, the Company also received an advisory fee of 0.75% of the daily value of the Fund's net assets. The advisory fee for the fiscal year was $11,973.

The Company provides broker services to its parent IFM. For such services the Company receives fees related to investment bank activities provided by IFM. In addition, the Company entered into an expense sharing agreement with IFM for which the Company reimburses IFM for expenses paid on their behalf related to the investment banking revenue. As of June 30, 2006, approximately $1,256,000 of revenue was received and approximately $1,256,000 of expenses were incurred and paid in accordance with those arrangements. At June 30, 2006, no amounts are due to or due from IFM related to these agreements.

4. FEDERAL INCOME TAXES

Significant temporary differences and carryforwards that give rise to deferred tax assets are as follows:

- Unrealized losses on securities owned
- Capital loss carryforward for tax purposes of $38,074 expiring through June 30, 2010
- Net operating loss carryforward for tax purposes of $12,993 expiring through June 30, 2025.

At June 30, 2006, deferred tax assets consisted of the following:

Deferred tax benefit	$ 10,852
Valuation allowance	(8,091)
	$ 2,761

A valuation allowance was recorded due to the possible limitations on the use of the loss carryforward. The decrease in the valuation allowance during the year ended June 30, 2006, was $3,608.

NOTES TO THE FINANCIAL STATEMENTS

5. SECURITIES OWNED

At June 30, 2006, marketable securities owned consist of trading and investment securities in corporate stocks and are carried at market value. The resulting difference between cost and fair value is included in trading gains. Security transactions are recorded on a trade-date basis. Realized gains or losses are calculated using the specific identification method.

6. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6 ⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At June 30, 2006, the Company had net capital of $33,085, which was $28,085 in excess of its required net capital of $5,000.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At June 30, 2006, the ratio was .80 to 1.

7. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2006

SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2006

NET CAPITAL	
Total shareholder's equity from statement of financial condition	$ 45,088
Less: Non-allowable assets – Deferred federal income tax and prepaid expenses	10,912
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	34,176
Haircuts on securities	1,091
NET CAPITAL	$ 33,085
COMPUTATION OF AGGREGATE INDEBTEDNESS - TOTAL LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION	$ 26,395
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 6⅔% OF AGGREGATE INDEBTEDNESS	$ 1,760
MINIMUM REQUIRED NET CAPITAL	$ 5,000
NET CAPITAL REQUIREMENT	$ 5,000
EXCESS NET CAPITAL	$ 28,085
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.80 to 1

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of June 30, 2006 filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I computation follows:

	June 30, 2006
Net capital, as reported in Company's Form X-17a-5, Part IIA	$ 33,165
Net audit adjustments	(80)
Net capital, as reported in Schedule I	$ 33,085

SCHEDULE II AND III
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2006

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

Cohen Fund Audit Services

Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524

www.cohenfund.com

440.835.8500
440.835.1093 *fax*

SHAREHOLDER
PROACTIVE FINANCIAL SERVICES, INC.

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of ILLINGTON CAPITAL, INC., formerly known as *PROACTIVE* Financial Services, Inc. (the Company) for the year ended June 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons; recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that material misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding assets that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified parties.

Cohen Fund Audit Services, Ltd.

August 21, 2006
Westlake, Ohio